16941 Keegan Ave., Carson CA 90746
Phone & Fax (310) 735-0085

Mr. William H. Thompson, Accounting Branch Chief
Mr. Adam Phippen, Staff Accountant
Office of Consumer Products
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

July 19, 2018

Re:    U.S. Auto Parts Network, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2017
Filed March 14, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 9, 2018
File No. 1-33264

Dear Messrs. Thompson and Phippen:

This letter is being transmitted by U.S. Auto Parts Network, Inc. (the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated June 7, 2018 (the “Comment Letter”), with respect to the Company’s Form 10-K filed March 14, 2018 and the Company’s 10-Q filed May 9, 2018. The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 30, 2017

ITEM 9A. CONTROLS AND PROCEDURES

Management’s Report on Internal Control Over Financial Reporting, page 42

1. Please revise to provide a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on your internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.

We note the Staff’s comment and as a result, beginning with our Form 10-K for the period ended December 29, 2018, we will revise as necessary to provide a statement that our registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on our internal control over financial reporting.

FINANCIAL STATEMENTS

Consolidated Statements of Operations and Comprehensive Operations, page F-4

2. Please tell us what consideration you gave to disclosing the amounts of income (loss) and comprehensive income (loss) attributable to the parent and the noncontrolling interest and the other disclosures required by ASC 810-10-50-1A.

We note the Staff’s question regarding our disclosures and respectfully submit the following explanation. With the dissolution of our AutoMD operations, we no longer have any subsidiaries that are not wholly owned. Therefore all amounts related to noncontrolling interests fall under our discontinued operations and were not material enough to be broken out separately under the discontinued heading.

Notes to Consolidated Financial Statements

Note 6 - Borrowings, page F-18

3. Reference is made to the first paragraph on page 21 where you disclose that the Credit Agreement requires prior written consent from JPMorgan Chase Bank when you determine to pay any dividends on or make any distribution with respect to common stock. Please tell us what consideration you gave to providing the disclosures required by Item 4-08(e)(1) of Regulation S-X.

We note the Staff’s question regarding our Credit Agreement disclosures and respectfully submit the following response. Beginning with our next quarterly filing and for all quarterly and annual filings going forward, we will revise our footnote disclosures to include language stating that we are required to obtain written consent from JPMorgan Chase Bank prior to paying any dividends on, or making any distributions with respect to common stock.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Part I. FINANCIAL INFORMATION

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 15

4. Reference is made to your disclosure of Adjusted EBITDA in the first paragraph. Item 10(e)(1)(i)(A) of Regulation S-K requires that when a registrant presents a non-GAAP measure it must present the most directly comparable GAAP measure with equal or greater prominence. Please revise to disclose the comparable GAAP measure with equal or greater prominence. Refer also to Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

We note the Staff’s comment and the inadvertent omission of net income, the comparable GAAP measure, from the first paragraph. In future filings, we will revise this paragraph to include net income and whenever disclosing a non-GAAP measure, we will continue to show with equal or greater prominence the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

*******
Please do not hesitate to contact the undersigned if you require any further information regarding the foregoing clarifications.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you again for the opportunity to respond to your comments and questions, and we will look forward to speaking with you soon.

Very truly yours,

/s/ Neil Watanabe

Neil Watanabe
Chief Financial Officer

Cc:     Adam Phippen, SEC Staff Accountant